UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

February 16, 2023

Commission File Number 1-14712

ORANGE

(Translation of registrant’s name into English)

111 quai du Président Roosevelt
92130 Issy-les-Moulineaux, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file

annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the

information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

ORANGE

Date: February 16, 2023	By:	/S/ Patrice Lambert - de Diesbach
	Name:	Patrice Lambert - de Diesbach
	Title:	Senior VP, Head of Investor Relations

Capital Market Day 2023

Lead the future_



16th February 2023

Christel Heydemann
CEO

orange™

Disclaimer

This presentation contains forward-looking statements about Orange's financial situation, results of operations and strategy. Although we believe these statements are based on reasonable assumptions, they are subject to numerous risks and uncertainties, including matters not yet known to us or not currently considered material by us, and there can be no assurance that anticipated events will occur or that the objectives set out will actually be achieved. More detailed information on the potential risks that could affect our financial results is included in the Universal Registration Document filed on 31 March 2022 with the French Financial Markets Authority (AMF) and in the annual report on Form 20-F filed on 1 April 2022 with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made. Other than as required by law, Orange does not undertake any obligation to update them in light of new information or future developments.

Agenda

Strong fundamentals

for sustainable value creation

Part 1

Lead the future through…

Monetise
Capitalise
Focus & Transform
Grow

Part 2

…a new enterprise model

Performance
Excellence
Trust

Part 3

Capital allocation policy & guidance

Value Creation & Cash Return is the rule

Part 4

orange

Agenda

Strong fundamentals

for sustainable value creation

Part 1

Lead the future through…

Monetise

Capitalise

Focus & Transform

Grow

Part 2

…a new enterprise model

Performance

Excellence

Trust

Part 3

Capital allocation policy & guidance

Value Creation

& Cash Return

is the rule

Part 4

1 Confirmed network superiority

Starting with an undisputed lead in fibre roll out in Europe

VHBB deployment as at end Q3 2022, in million lines



1
45
28
39
12
42
7
21
9
16
7
ORA
Peer 1
Peer 2
Peer 3
Peer 4
Peer 5
Other
FTTH
Multiple colours

Sources: Companies reports & estimated figures
For ORA own network + Fibrecos in France and Poland

France FTTH roll-out nearly completed…

99% coverage with VHBB solutions*

FTTH deployment in France

in % and '000 of total premises, Q3 2022


24%
41%
35%
76% Orange FTTH connectable homes

Total: 43m premises

- Orange own network (excl. O.Concessions)
- Orange wholesale accesses
- Non connectable homes

FTTH deployment by area

Private areas: very dense area, less dense area and AMEL
Total: 26m premises


14%
18%
68%
86% Orange FTTH connectable homes

Less dense area – PINs: network owned by municipalities & rolled-out through concessive-type agreements
Total: 17m premises


Orange Concessions
14%
39%
46%
61% Orange FTTH connectable homes
Other wholesale accesses

Source: ARCEP for "total premises" & "Orange own network"
*VHBB, Cable, Fixed-4G (fLTE) & Satellite accesses.

1

…with first-mover advantage bearing fruits

FTTH monetisation in France
fuelling sustainable commercial attractiveness


France

33.5m

FTTH connectable homes

Access to almost all FTTH connectable households

Own fibre network monetisation

69% FY22
+9 pts vs 2019

ARPO uplift

FTTH frontbook Price
+5€ vs xDSL

Improved customer satisfaction

NPS +11 pts
2019-2022

BB market share

Maintained between
2019-2022

Fibre penetration within BB cust. base

58% FY22
c. x2 vs 2019

1 Optimised coverage in Europe

Opportunistic **case-by-case investment models** of FTTH roll out …


Spain

16.4m
FTTH connectable homes


Poland

7.1m
FTTH connectable homes


Slovakia
Moldova
Romania

4.7m
FTTH connectable homes

… fuelling **sustainable** commercial attractiveness

ARPO uplift
vs other FBB

c.30%[1]
thanks to convergence
and high-end offers

Better churn with FTTH

-6pts[1]
churn FTTH vs other FBB technologies

VHBB[2] penetration
within BB cust. base

69%[1]
+13pts vs 2019[3]

(1) 2022 figures figures o/w average annual churn
(2) VHBB: FTTH & cable for Europe excluding France
(3) 2019 excluding TKR customer base

1 Outstanding mobile networks fuelling growth
& ready for traffic explosion

4G coverage[1] in Europe almost finalised and growing fast in MEA confirming network leadership

>99% coverage[1] in Europe
>90% in MENA and fast growth in other MEA countries

Best mobile network in France
for the 12th consecutive time

Strong position in NPS

ARPO premium vs 2G/3G in MEA
With 4G penetration up x1.9 2019-2022
Up to 37%, leaving further potential

5G now commercialised in 8 countries...



Belgium
2022
Lux.
2020
Poland(2)
2020
Slovakia
2021
Romania
2019
France
2020
Spain
2020
+
Botswana
2022

...with high monetisation potential

5G ARPO uplift
in France & Spain

Improving customer retention

Large remaining potential
78% coverage in Spain, ~50% in France
B2B opportunities with IoT, smart cities, industry 4.0

(1) Population coverage
(2) Commercialised on 4G spectrum in DSS (Dynamic Spectrum Sharing)

1 Increasing customer satisfaction since 2019

With Net Promoter Score and customer bases up and churn improvement

Increasing NPS since 2019

+20pts NPS in Europe(1)
+11pts NPS in France (2)



Customer satisfaction

Decreasing churns

Mobile churn(3) 2019-2022 ▶ -8pts Spain, -2pts Poland, -3pts France

Customer bases increase

Europe + France

	Q4 2019		Q4 2022
Mobile customers(4)	50.2m	+5.2%	52.8m
Convergent customers	10.8m	+8%	11.6m

#2 Most valued telco brand
in Europe
Brand Finance 2023

(1) Convergent NPS in European countries (excluding France) of A brands and Jazztel NPS and including Poland since H1 2020, Belgium since H2 2021 and Slovakia in H1 2022
(2) Mass market NPS
(3) Mobile churn excluding M2M
(4) Mobile contracts excluding M2M

1 Model's resilience & agility mitigating headwinds

Price elasticity

Focus on **customer satisfaction**, **premium networks** while preserving social offers.

Priority to continued price increase in all countries

Key mitigators to offset inflationary pressure

Strict cost discipline

€700m cost efficiency programme achieved between 2019 and 2022

Energy costs	Labour	Lease	Net financial interests	CAPEX
Reduced energy consumption Direct electricity needs hedged at very reasonable prices	Yearly and local negotiation processes	Network ownership	1.93x Net debt/EBITDAaL* 96% fixed-rate gross debt* €17bn liquidity position*	Most advanced FTTH roll out in Europe Long term contracts securing supplies Purchasing power via Buyin
Full visibility	**Under control**	**Limited exposure**	**Solid balance sheet**	**Peak passed**

* FY22

A strong OCF ramp-up over 2019 – 2022

Scale Up indirect cost programme
€700m cumulative net savings
2022 vs 2019

MEA double-digit EBITDAaL growth
13.1% 2019cb*-22 CAGR

Convergent services revenues in Europe
+1.6% 2019cb*-22 CAGR

OCF ramp up
€3.1bn in 2022


(in €bn)
2.3
3.1
2019
2022

*CAGR calculated between 2019cb published in FY2020 and 2022 Actual figures

1

Our call for public actions

For a more supportive policy & regulatory ecosystem for Europe's digital ambitions

France wholesale

Tariffs enabling us to recover our costs and guarantee service quality until the end of copper switch-off.

Roll-out support

Subsidise complex/long/costly fibre roll out. Favour deployment commitments over price escalations in auctions.


To support Europe digital strategic independence

Fair share

Big Tech platforms to contribute fairly to network costs.

Competition policy

Building scale inside markets as well as across markets favouring infrastructure investment and fairness between InfraCo and Telco / ServCo.

Agenda

Strong fundamentals

for sustainable value creation

Part 1

Lead the future through…

Monetise

Capitalise

Focus & Transform

Grow

Part 2

…a new enterprise model

Performance

Excellence

Trust

Part 3

Capital allocation policy & guidance

Value Creation & Cash Return is the rule

Part 4

Lead the future

A new strategic plan

Part 2

2.1
Monetise
Build on leadership and excellence in our core business

2.2
Capitalise
Maintain infrastructure leadership and support cash flow growth model

2.3
Focus & transform
Rework the Enterprise segment business model & accelerate Orange Cyberdefense

2.4
Grow
Orange Middle East & Africa highlight

New enterprise model

Lead
the future

A new
strategic plan

Part 2

2.1

Monetise
Build on leadership and excellence in our core business

- Refocus on core business
- Leading by excellence in customer service
- Pushing value strategy in France and Europe

orange

2.1 Service strategy supported by digital experience and AI

to become the market leader in customer relations

Reinvent phygital customer experience

through excellence of digital channels and expertise of customer advisors empowered by AI to:

Ensure 360° customer view | **Augment customer autonomy** | **Transform our Shops**

Safe

Safe networks and premium **cybersecurity**

Seamless

personalised, scalable, seamless connectivity

Green

Re-Programmes

Energy efficient networks

2.1 Inflation pass-through

Tailored price moves implemented accross all Europe

- Widespread price move from February 2023
- LiveboxMax offer in April 2022

General price increase in January 2023 (as done in 2022)

General price increase in April 2023

Price increases on Orange convergent and mobile offers in March 2023 following the reshuffling of Orange portfolio done in August 2022



Poland
Belg.
Lux.
Slovakia
Moldova
France
Romania
Spain

- Price adjustments throughout 2022
- CPI clauses added on acquisitions from May 2022

General price increase since H1 2022

Front book price increases in 2021, 2022 with migration of base to new offers

General price increase in October 2022

2.1 France: growth traction coming from Retail

Pricing power and market share protection

Customer satisfaction improvement (NPS*)


+11pts
28
2019
2022
2025

5G penetration

5G penetration** in mobile base **x3** vs 2022

Up to **70%** in 2025

Catalogue price premium vs 4G:

min. +€3

FTTH penetration

41m FTTH connectable HH in 2025

alternative solutions with 4G/5G & satellites to connect most complex areas

FTTH penetration in FBB base

+40% vs 2022 up to **80%** in 2025

Catalogue price premium vs ADSL:

min. +€5

+ pricing & upsell strategy tactically adapting to change in customers' usage

Retail services revenues growth

2%-4%

2022-2025 CAGR excl. PSTN

* Mass market France metropolitan

** 5G contracts with or without compatible handsets

2.1 France: ongoing transformation of business model

Growing cash flow over 2022-2025

Wholesale decline

due to copper-to-fibre migration

Wholesale **revenues: -€1bn 2022-2025**…



-€0.4bn
-€1bn
5.3
4.9
Whs rev. FY21 cb
Whs rev. FY22
Copper related (a)
Relays (c)
ICX (b)
Non recurring (d)
Whs rev. FY25

…resulting in a much more limited wholesale **EBITDAaL evolution: -€0.4bn over 2022-2025**



-€0.3bn
2022
2023
2024
2025

Retail growth
+
Cost optimisation
+
eCapex decrease
=
outweighing wholesale decline

Cash flow growth
2022-2025

Cost optimisation

- Significant **headcount reduction** linked to natural attrition and existing voluntary programmes

FTE average, in k:



-14%
>-10%
54
46
2019
2022
2025

- **Savings in IT & network** costs
- **Limitations of energy** consumption
- **Higher digitisation** of customer experience by 2025:

Non sales >65% Sales >40%

(a) Copper related including +€2 unbundling tariffs and civil engineering tariffs update
(b) Interconnexion, low margin
(c) Fibre, mobile, infras
(d) PIN construction, national roaming, non recurring cofinancing proceeds

2.1 Leadership and excellence in Europe boosting growth

Accelerate VHBB strategy to increase convergence

notably fuelled by Romania & Belgium



+c.5% CAGR
5.7
2022
2025
convergent customer base

Price increases to offset inflation with constant customer satisfaction monitoring

- **Price increases in all European countries**
- With **strong customer satisfaction improvement**

Since 2019:

+7 mobile NPS*
+20 convergent NPS*

-8pts mobile churn** Spain
-2pts mobile churn** Poland

B2B fuelling growth with connectivity growth & portfolio enrichment

Mid-single-digit
B2B 22-25 CAGR

supported by:

- network assets and increasing 5G coverage
- & portfolio enrichment leveraging Group's expertise and pulling

Acceleration in EBITDAaL growth thanks to Spain recovery



-3.8% CAGR
Mid-single digit CAGR
2019cb
2022
2025
Europe EBITDAaL
o/w Spain

Spain back to EBITDAaL growth in 2023 and high single digit 22-25 EBITDAaL CAGR

*H1 2022 vs H1 2019 of overall NPS for European countries (excluding France). Convergent NPS includes Poland since H1 2020, Belgium since H2 2021 and Slovakia in H1 2022

**mobile churn excluding M2M

2.1 Further consolidation and partnerships to maximise value of our European footprint(1)

Orange Spain & Masmovil 50-50 joint venture in Spain

Agreement signed in July 2022 subject to antitrust authorities and other relevant administrative authorities' approval

Create a sustainable player with financial capacity and scale to continue investing for the benefit of consumers and businesses

Acquisition of VOO(2) in Belgium

Agreement signed in December 2021 subject to European Commission approval

Drive Orange Belgium's convergent strategy & increase investment & competition for the benefit of customers in Walloon and Brussels regions

Wholesale agreements between Orange Belgium & Telenet

Signed in January 2023 subject to completion of VOO's acquisition(2)

Access each other's fixed networks for a 15-year period

(1) Future operations not embedded in our financial trajectories
(2) 75% minus one share in VOO SA

Lead
The future

A new strategic plan

Part 2

2.1

Monetise
Build on leadership and excellence in our core business

2.2

Capitalise
Maintain infrastructure leadership and support cash flow growth model

- Technological leadership to maximise network quality and customer satisfaction
- Network management to optimise our investments
- Agile infraco model to create value

New enterprise model

2.2 New Group industrial model for networks
based on our expertise in technological breakthroughs

Ambition: become the telecom reference
for network agility, resilience and performance

1. Network integration factories
   - **New on demand** delivery of **new services** (NaaS, slicing)
   - Fast complete **recovery plans**
   - Continuous **security** updates

2. Automated & shared operation centres in Europe and MEA
   - Predictive **Network Maintenance**
   - Close to real-time **incident management**

3. Optimised Capex & Opex
   - AI advanced cellular planning
   - Optimised **field operations**
   - Reduced networks **power consumption**

New Group industrial model
thanks to networks softwarisation, automation & AI
translating into
30x to 300x faster

Leverage AI@scale

- Migration to public cloud for Data & IA with common data governance
- Global hub for use cases replication
- Common methodology to track value creation and prioritise resources

Orange 2030 ambitions for network

Modernise our networks at the right pace to adapt to customers' needs

Switch off
Legacy technologies
2G/3G in Europe
& copper in France
by 2030

Optimise
Network maintenance
disaggregation, virtualisation,
automation, securitisation

Improve
Energy efficiency
energy savings,
sites solarisation,
Long-term hedging via PPA

Opportunities
Pursue sharing
RAN Sharing, TowerCos,
FibreCos

Extension
Coverage & capacity
mostly 4G/5G & FTTH
completed with FWA & satellites
for more isolated areas

Developing infrastructure to capture sustainable value

Creation of efficient vehicles when relevant

45m FTTH connectable homes by Orange as an infrastructure operator

70k mobile sites across the Group

Orange Conces-sions

- 50/50 Joint venture with high profile financial partners
- To deploy 4.5m FTTH plugs in 24 PIN (30% market share in PIN networks)

Polish FibreCo

- 50/50 Joint venture with a financial partner
- To roll-out c.1.7m households in low and mid competition areas

Totem

- c.27k sites in France & Spain
- 1.37x tenancy ratio in 2022 to reach 1.5x in 2026
- 16% hosting revenues from external customers in FY22
- Commercial success demonstrated by the signing of 2 major contracts signed in 2022 in France & Spain

*In MEA and Europe, including fibrecos in France and Poland

Lead the future

A new strategic plan

Part 2

2.1

Monetise
Build on leadership and excellence in our core business

2.2

Capitalise
Maintain infrastructure leadership and support CF growth model

2.3

Focus & transform
Rework the Enterprise segment business model & accelerate Orange Cyberdefense

New enterprise model

2.3 OBS becoming Orange Business is a network and digital integrator
and must transform its operating model as a consequence

Orange Business Services today
half of a telco business (56%) and half of a digital business (44%)

Market vision
networks and digital convergence

Orange Business tomorrow
leading network and digital integrator

The journey
ambitious transformation plan toward a full-fledged integrator operating model

The endgame
bring Orange Business back to market standards and profitable growth

2.3 Transformation of the operational model relying on 4 levers

Simplify

Efficient operational execution

Tighter P&L management

Adapt cost structure

Focus

Pruning of products portfolio

Focus on next-gen connectivity and cybersecurity

4 value propositions

Transform & digitalize
the core business

Next-gen connectivity leader
virtualised networks (SD-WAN, SASE), Fibre, 5G

Develop a modular platform of services

Accelerate
in digital

Activate synergies

Consolidate Orange Business digital services capabilities

Accelerate in Cybersecurity

2.3 Enterprise EBITDAaL rebound in 2025

necessary cost cutting program



Transform & digitalise
Fixed & Mobile*
22-25 CAGR -8%
Accelerate
IT&IS
22-25 CAGR +8%
Simplify
SG&A
Change in gross margin contribution between 2022 and 2025
EBITDAaL 2022
EBITDAaL 2025



EBITDAaL rebound & back to growth in 2025
2019 cb
2020
2021
2022
2023
2024
2025

* Including unallocated gross margins

Continue to grow Cybersecurity
organic and targeted bolt-on acquisitions

Orange Cyberdefense

Core business for Orange

At the heart of our products, "Security by Design" principle for our products

At the heart of our organisation, making Orange a role model for internal cybersecurity

At the heart of our services for our customers, offering state-of-the-art B2B cybersecurity services to all our clients, from MNCs to micro-businesses, but also accelerating on B2C

Revenues increased x5 since 2015, targeting €1.3bn revenue in 2025...



1.3
+26.7% CAGR
1
acquisition of Securelink and Securedata
0.2
(in €bn)
2015
2022
2025

... to be a leader in Europe

Cybersecurity market is expected to strongly grow annually within coming years

Orange Cyberdefense will gain shares in growing market through:

- accelerated organic growth with entrance in SOHO/SMEs and mass markets
- ... and targeted bolt on acquisitions (e.g. SCRT & Telsys acquisition in 2022)

Lead the future

A new strategic plan

Part 2

2.1
Monetise
Build on leadership and excellence in our core business

2.2
Capitalise
Maintain infrastructure leadership and support cash flow growth model

2.3
Focus & transform
Rework the Enterprise segment business model & accelerate Orange Cyberdefense

2.4
Grow
Orange Middle East & Africa highlight

New enterprise model

2.4 OMEA achieved strong performances…

Performance

Growth



Revenue (€m)
CAGR +7.7%
5,543
6,918
FY19cb*
FY22
EBITDAaL (€m)
CAGR +13.1%
1,785
2,584
FY19cb*
FY22

FY2022
ROCE >WACC

Inclusion

1/10 African is an Orange customer:

- **143m** mobile customers
- **53m** 4G customer in 17 countries
- **29m** active O.Money cust. in 16 countries
- **15** Orange Digital centres

We have rolled out a Pan- African infrastructure:

- 1st pan-African backbone (Djoliba 10K km)
- **3.2m** HH connectable to VHBB
- 4G pop coverage average **66%**

Anchorage

Orange is a **PanAfrican Company** since more than 20 years

Strong **local partnerships**

Head offices are in **Morocco**

Shared Services centres are **all in Africa (3 hubs)**

Resilience

Revenue growth **+5%**** from 2009 to 2022 > GDP*** growth in our footprint

Effective response plan to competition enabling us to be back to growth in mobile money

Balanced contribution of each cluster to our results
Increasingly energy independent thanks to **solar solutions**

Development

*CAGR calculated between 2019cb published in FY2020 and 2022 actual figures
**average yearly proforma growth rate
***constant without inflation

2.4 …and will pursue strong growth path

Strong growth drivers 2022-2025
- Data
- FBB
- Orange Money

+B2B

Balanced footprint

4 geographic **clusters contributing more equally** to performance

4 growth engines

cost efficiencies

- Reduction of **sales commission**
- Further mutualisation through **Shared Service Centres**
- **Alternative energy** models

eCapex disciplined increase

Revenues growth
>7%
CAGR 22-25

EBITDAaL growth
high single digit
CAGR 22-25

orange

Agenda

Strong Fundamentals

for sustainable value creation

Part 1

Lead the future through…

Monetise

Capitalise

Focus & Transform

Grow

Part 2

…a new enterprise Model

Performance

Excellence

Trust

Part 3

Capital allocation policy & guidance

Value Creation

& Cash Return

is the rule

Part 4

3 A New Enterprise Model
to serve efficiency and rigorous execution

- **Redesign roles**
- Intensify **pooling and synergy**
- Improve **operational efficiency**
- **Chase cost** of non quality
- **Automation**

- **New way** of working
- **Empowered** management
- **Customer** focus



Performance
Organisation &
Process
New culture with
Trust
at the centre
New Enterprise Model for rigorous execution
Excellence
ESG by design

- Invest in **required competencies**
- **Upskill** and **reskill**
- Reinforce **mobility**
- More **diversity**

- Provider and guardian of **trusted data**
- Driver of the **environmental transition**
- Leader in **digital inclusion and empowerment**

3 ESG by design

transforming ourselves and helping, as a trusted partner, our customers to transform

ESG claims	North star	2030 objectives	Strong scoring
① Driver of the environmental transition	Net Zero 2040 Circular Economy	CO_2 emissions all scopes **-45%** vs 2020	« advanced » Moody's ESG solutions « A- » CDP
② Provider and guardian of trusted data	Customer data protection Leader in Cyber in Europe	Trusted data with B2B, B2C cyber offers **in all our countries**	« low risk » Sustainalytics « prime B- » ISS ESG
③ Leader in digital inclusion & empowerment	Network deployment in MEA Empowering people through digital	**6m** beneficiaries of digital training	« AA » MSCI ESG rating

3 ESG by design
2025 milestones


9 INDUSTRY, INNOVATION AND INFRASTRUCTURE
10 REDUCED INEQUALITIES
12 RESPONSIBLE CONSUMPTION AND PRODUCTION
13 CLIMATE ACTION
16 PEACE, JUSTICE AND STRONG INSTITUTIONS
17 PARTNERSHIPS FOR THE GOALS

Digital inclusion
develop connectivity and inclusive services

	Progress as at end 2022	Ambitions
FTTH connectable homes	64.9 m	69m / 2023
Orange Digital Centers	18	25 / 2025
Beneficiaries of digital skills training	1m	2.5m/ 2025

Environment
reduce our CO_2 eq. emissions and implement circular economy to achieve Net Zero Carbon by 2040

	Progress as at end 2022	Ambitions
CO_2 emissions reduction vs 2015 bc (scope 1&2)	- 20.8%	-30% / 2025
Collected mobile - Europe	23.1%	30% / 2025

Diversity
align gender representation in management with employee representation

	Progress as at end 2022	Ambitions
Women in management network (%)	33.1%	35%/ 2025

orange

Agenda

Strong Fundamentals

for sustainable value creation

Part 1

Lead The future through…

Monetise

Capitalise

Focus & Transform

Grow

Part 2

…a new enterprise Model

Performance

Excellence

Trust

Part 3

Capital allocation policy & guidance

Value Creation & Cash Return is the rule

Part 4

4.1 Further €600m nets costs savings

Scale up target exceeded



-5%
€13.8bn
€13.1bn
2019
2022

New efficiency plan



-€600m
-5%
€11.8bn
€11.2bn
2022
new scope*
2025

Acceleration of **existing initiatives…**

… and a new Enterprise model

Contribution per segment:

France	**>60%**
Entreprise	**c.30%**

Efficiency program costs base

*New efficiency programme costs base of €11.8bn targeting indirect costs (exc. energy) in France, Europe, Enterprise SG&A + direct costs linked to sales commissions in Europe

~15% eCapex/sales reached from 2023
mainly thanks to FTTH peak passed in France


Decrease of Group's eCapex/ sales over 2022-2025
PEAK
18%
17%
~15%
2021
2022
2023-2025

Double digit decline of FTTH gross Capex over 2022-2025


Evolution of the share of reporting segments in Group's eCapex over 2022-2025
47%
26%
17%
11%
down
down
up
stable
o/w Totem up
2022
2025
France
Europe
MEA
others

Graph are not at scale

4.3 Capital allocation policy

Focus on sustainable value creation

ROCE improvement & cash return for all decisions

Asset management with no taboo

Regular **portfolio reviews** resulting in
- **exiting or restructuring** under-performing assets
- **arbitrage**
- **partnerships**

to boost value creation

Efficient capital structure

- **ROCE improvement** 100-150 bp by 2025
- **Capex decrease** to ~15% sales from 2023
- **Disciplined M&A** policy
- Opportunistic **use of third-party capital**
- **Solid balance sheet**

Return to shareholders

Dividend increase thanks to OCF growth

Guidance 2023

Cash flow ramp-up confirmed

	2023
EBITDAaL yoy, cb	Slight growth
eCAPEX yoy, cb	Strong decrease
Organic Cash Flow (telecom)	≥ €3.5bn
Net debt / EBITDAaL (telecom)	Around 2x in the medium term
Dividend*	€0.72 payable in 2024

The guidance does not include any M&A transaction that has not yet been finalised.
* Independent from any scope evolution. Subject to AGM's approval.

Guidance 2025

Value creation and cash return, is the rule



EBITDAaL
low single digit growth
2022-25 CAGR
eCapex
discipline
OCF(1)
continuous growth
€4bn in 2025
ROCE (2)
improvement
Net Debt
c.2x EBITDAaL
telecom in the medium term
Dividend(4)
new floor of
€0.75
for 2024(3)

The guidance does not include any M&A transaction that has not yet been finalized.

(1) Telecom activities.
(2) ROCE(n) Telecom = adj.NOPAT (n) / Net Operating Assets (n-1)
(3) paid in 2025 on the basis of 2024 results
(4) Independent from scope evolution. Subject to shareholders' approval.

Solid trend of Organic Cash Flow growth

towards €4bn in 2025



(in €bn)
Organic Cash Flow weight on Executive Team remuneration scheme : 50%
Guidance achieved
>2
>2.3
>2.6*
>2.2
≥ 2.9
2.3
2.5
2.7*
2.4
3.1
≥ 3.5
4.0
2019
2020
2021
2022
2023
2024
2025

*Before allocation of the tax refund received in 2020

Q&A